SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K


   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the Fiscal year ended December 31, 1998

                                       OR

   ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from

                           Commission File No: 1-10955

                     THE ENVIRONMENTAL ELEMENTS CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       ENVIRONMENTAL ELEMENTS CORPORATION
                               3700 Koppers Street
                            Baltimore, Maryland 21227

                       ENVIRONMENTAL ELEMENTS CORPORATION
                       401(K) RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1998 AND 1997
                       TOGETHER WITH REPORT OF
                       INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Environmental Elements Corporation
401(K) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(K) Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of changes in net assets available for plan benefits for the year ended December 31, 1998, is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Baltimore, Maryland,
    May 28, 1999

                       ENVIRONMENTAL ELEMENTS CORPORATION
                       ----------------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------


                                                                          1998             1997
                                                                    ---------------  ----------
ASSETS:
  Investments in Mutual Funds at market, participant directed:
    Putnam Stable Value Fund                                        $ 1,565,178      $ 1,665,624
    The George Putnam Fund of Boston                                    127,835           47,994
    Putnam OTC Emerging Growth Fund                                     144,952           19,333
    Putnam Income Fund                                                   81,919           14,137
    The Putnam Fund for Growth and Income                             2,449,162        2,025,522
    Putnam International Growth Fund                                    173,836           47,474
    Putnam Vista Fund                                                   376,827           50,232
                                                                    --------------   --------------
                                                                      4,919,709        3,870,316

  Environmental Elements Corporation Common Stock
    at market, participant directed                                   1,035,186          854,245
                                                                    --------------   --------------
       Total investments                                              5,954,895        4,724,561

  Loan Fund                                                              26,407                -
                                                                    --------------   -------------
       Net assets available for plan benefits                       $ 5,981,302      $ 4,724,561
                                                                    ==============   ==============

        The accompanying notes are an integral part of these statements.


                       ENVIRONMENTAL ELEMENTS CORPORATION
                       ----------------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
 ------------------------------------------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------
                               (Notes 1, 2 and 3)


                                                                                Fund Information
                                              --------------------------------------------------------------------------------------
                                                                                Participant Directed
                                              --------------------------------------------------------------------------------------
                                                                                                                        Putnam
                                               Putnam Stable    George Putnam      Putnam OTC          Putnam          Fund for
                                                   Value           Fund of          Emerging           Income         Growth and
                                                    Fund            Boston          Growth Fund         Fund             Income
                                              ---------------  ---------------   --------------   ---------------   ---------------

 TRANSFER AMONG FUNDS                         $     (211,964)  $       19,133    $       67,598   $       33,289    $      (45,591)
                                              --------------   --------------    --------------   --------------    --------------
 ADDITIONS:
     Contributions-
        Employer                                          -                -                 -                -                 -
        Employee                                      77,520           52,319            45,506           36,214           199,919
                                              --------------   --------------    --------------   --------------    --------------

           Total contributions                        77,520           52,319            45,506           36,214           199,919

     Interest and dividends                           88,107            9,076             4,468            3,166           215,490
     Realized and unrealized gains (losses)               -              (691)            8,399           (1,554)          102,367
     Loan repayments                                   1,757              612                -               466            24,625
                                              --------------   --------------    --------------   --------------    --------------

           Total additions                           167,384           61,316            58,373           38,292           542,401
                                              --------------   --------------    --------------   --------------    --------------
 DEDUCTIONS:
     Benefit distributions                           (36,837)            (608)             (352)          (3,799)          (39,499)
     Loan issues                                     (19,029)              -                 -                -            (33,671)
                                              --------------   --------------    --------------   --------------    --------------

           Total deductions                          (55,866)            (608)             (352)          (3,799)          (73,170)
                                              --------------   --------------    --------------   --------------    --------------

 NET INCREASE (DECREASE)                            (100,446)          79,841           125,619           67,782           423,640

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                             1,665,624           47,994            19,333           14,137         2,025,522
                                              --------------   --------------    --------------   --------------    --------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                              $    1,565,178   $      127,835    $      144,952   $       81,919    $    2,449,162
                                              ==============   ==============    ==============   ==============    ==============

                                                                                Fund Information
                                               -------------------------------------------------------------------------
                                                                                Participant Directed
                                               -------------------------------------------------------------------------
                                                     Putnam                           Environmental
                                                 International                       Elements Corp.
                                                     Growth         Putnam Vista         Common             Loan
                                                      Fund              Fund               Stock             Fund
                                                ---------------   --------------    -----------------  ---------------


 TRANSFER AMONG FUNDS                          $      43,969     $    128,159     $     (34,593)      $        -
                                                -------------     -------------     ---------------    --------------
 ADDITIONS:
     Contributions-
        Employer                                           -                -            96,138                -
        Employee                                      68,645          157,370            28,766                -
                                                -------------     -------------     ---------------    --------------

           Total contributions                        68,645          157,370           124,904                -

     Interest and dividends                            4,528           26,812                 -            2,672
     Realized and unrealized gains (losses)           11,996           15,646           128,236                -
     Loan repayments                                       -           23,505                 -          (50,965)
                                                -------------     -------------     ---------------    --------------

           Total additions                            85,169          223,333           253,140          (48,293)
                                                -------------     -------------     ---------------    --------------
 DEDUCTIONS:
     Benefit distributions                            (2,776)          (2,897)          (37,606)               -
     Loan issues                                           -          (22,000)                -           74,700
                                                -------------     -------------     ---------------    --------------

           Total deductions                           (2,776)         (24,897)          (37,606)          74,700
                                                -------------     -------------     ---------------    --------------

 NET INCREASE (DECREASE)                             126,362          326,595           180,941           26,407

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                47,474           50,232           854,245                -
                                                -------------     -------------     ---------------    --------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                               $     173,836     $    376,827     $   1,035,186       $   26,407
                                                =============     =============     ===============    ==============

                                                       Total               Total
                                                      for the             for the
                                                     Year Ended         Year Ended
                                                    December 31,       December 31,
                                                       1998                1997
                                                   ---------------    --------------
TRANSFER AMONG FUNDS                            $          -        $           -
                                                  --------------      --------------
ADDITIONS:
    Contributions-
       Employer                                       96,138               75,616
       Employee                                      666,259              489,441
                                                  --------------      ---------------

          Total contributions                        762,397              565,057

    Interest and dividends                           354,319              347,749
    Realized and unrealized gains (losses)           264,399              474,420
    Loan repayments                                        -                    -
                                                  --------------      ---------------

          Total additions                          1,381,115            1,387,226
                                                  --------------      ---------------
DEDUCTIONS:
    Benefit distributions                           (124,374)            (496,086)
    Loan issues                                            -                    -
                                                  --------------      ---------------

          Total deductions                          (124,374)            (496,086)
                                                  --------------      ---------------

NET INCREASE (DECREASE)                            1,256,741              891,140

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                              4,724,561            3,833,421
                                                  --------------      ---------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                 $  5,981,302         $  4,724,561
                                                 ===============      ===============

The accompanying notes are an integral part of this statement.

                       ENVIRONMENTAL ELEMENTS CORPORATION
                       ----------------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            --------------------------------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------

1.    PLAN DESCRIPTION:
      -----------------

The Environmental Elements Corporation 401(K) Retirement Savings Plan (the EEC
Plan), a defined contribution 401(K) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the EEC Plan (collectively referred to as the Plan). Employees of Environmental Elements Corporation and Environmental Elements Service Corporation are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by employees of the Environmental Elements Corporation.

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1% to 15% of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Effective August 1, 1990, the Plan was amended to provide for Employer matching contributions. The Environmental Elements Corporation (the Employer) will match 50% of the participant's contribution to the Plan, not to exceed 3% of their salary. The Employer match is made in the form of Employer common stock from authorized but unissued shares of Environmental Elements Corporation stock. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a consecutive twelve-month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

Effective January 1, 1998, participants are permitted to borrow against their vested 401(k) balance. A participant may take out a loan of $50,000 or up to 50% of his/her vested balance, whichever is less. Loans must be repaid to the participant's account through payroll deductions on an after-tax basis. All loans must be repaid within 5 years unless for the purchase of a primary residence (extended to 10 years). A participant may have only one loan outstanding at a time. A loan shall bear interest at a rate that is consistent with the provisions of the Internal Revenue Code; and the interest rate so determined shall remain fixed throughout the duration of the loan. The interest rate for all 1998 participant loans is 8.5%.

2.    SIGNIFICANT ACCOUNTING POLICIES:
      --------------------------------

Basis of Financial Statements
-----------------------------

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments
------------------------

Investments included in the accompanying financial statements are stated at market value.

Income Taxes
------------

The Plan has obtained a determination letter, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust was qualified and tax exempt as of the financial statement dates.

Administrative Expenses
-----------------------

All administrative expenses are borne by the Employer and, as such, have not been included in the accompanying financial statements.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.    SCHEDULE OF INVESTMENTS HELD:
      -----------------------------

Investments are stated at market value and are held by Putnam Fiduciary Trust Company (Trustee). The accompanying supplemental Schedule of Investments Held represents a detailed listing of all investments held by the Plan as of December 31, 1998.

As of December 31, 1998 and 1997, investments which were individually greater than 5% of net assets available for plan benefits were as follows:

                   Description of Investment             1998              1997
    ----------------------------------------------   --------------    ---------

    Putnam Stable Value Fund                       $  1,565,178    $  1,665,624

    The Putnam Fund for Growth and Income             2,449,162       2,025,522

    Putnam Vista Fund                                   376,827               -

    Environmental Elements Corporation
        Common Stock                                  1,035,186         854,245

4.    SCHEDULE OF REPORTABLE TRANSACTIONS:
      ------------------------------------

The accompanying supplemental Schedule of Reportable Transactions represents a listing of all transactions, or series of transactions, whose current value at the time of the transaction is in excess of 5% of the current value of plan assets as of December 31, 1998.

                                                                      Schedule I
                                                                      ----------

                       ENVIRONMENTAL ELEMENTS CORPORATION
                       ----------------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

                          SCHEDULE OF INVESTMENTS HELD
                          ----------------------------

                             AS OF DECEMBER 31, 1998
                             -----------------------



                                                     Number                              Market
                   Description of Investments       of Shares           Cost              Value
------------------------------------------------  --------------  ---------------  ---------------
Putnam Stable Value Fund                             1,565,178    $    1,565,178    $    1,565,178

The George Putnam Fund of Boston                         7,086           129,647           127,835

Putnam OTC Emerging Growth Fund                          8,403           137,219           144,952

Putnam Income Fund                                      11,838            83,453            81,919

The Putnam Fund for Growth and Income                  119,530         2,475,775         2,449,162

Putnam International Growth Fund                         9,040           163,777           173,836

Putnam Vista Fund                                       28,831           364,582           376,827

Environmental Elements Corporation Common Stock        262,904         1,029,329         1,035,186

Employee Loans Receivable (interest rate 8.5%)                            26,407            26,407
                                                                  --------------    --------------

                                                                  $    5,975,367    $    5,981,302
                                                                  ==============    ==============

          The accompanying notes are an integral part of this schedule.

                                                                     Schedule II
                                                                     -----------

                       ENVIRONMENTAL ELEMENTS CORPORATION
                       ----------------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                                             Assets Sold
                                                            ---------------------------------------------
                                              Price of
                                               Assets                                       Gain (Loss)
                Description of Assets         Purchased       Proceeds         Cost            on Sale
----------------------------------------  -------------     -------------    ----------    --------------
Putnam Stable Value Fund                     $   238,132     $   338,578     $  338,578       $       -
Putnam Fund for Growth and Income                616,801         295,528        306,047          (10,519)
Putnam Vista Fund                                341,702          30,754         29,693            1,061




          The accompanying notes are an integral part of this schedule.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)
RETIREMENT SAVINGS PLAN



_/s/ John C. Nichols                            June 25, 1999
John C. Nichols     -------------------------   -------------
Plan Administrator                              Date